200 Old Wilson Bridge Road
Columbus, OH  43085
614-438-3210

August 18, 2010

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Worthington Industries, Inc. – Definitive Proxy Materials related to
2010 Annual Meeting of Shareholders

Ladies and Gentlemen:

In accordance with Rule 14a-6(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are transmitting herewith for filing definitive copies of the letter to shareholders, Notice of Annual Meeting of Shareholders, Proxy Statement and form of proxy card (collectively, the “Proxy Materials”) to be furnished to the shareholders of Worthington Industries, Inc. (the “Company”) in connection with the solicitation of proxies by the Board of Directors of the Company to vote at the 2010 Annual Meeting of Shareholders (the “Annual Meeting”) to be held on September 30, 2010.

The purposes of the Annual Meeting are to (a) elect three directors, each to serve for a term of three years to expire at the 2013 Annual Meeting of Shareholders; (b) approve the Worthington Industries, Inc. 2010 Stock Option Plan; and (c) ratify the selection of KPMG LLP as the independent registered public accounting firm of the Company for the fiscal year ending May 31, 2011.

As permitted by Rule 14a-16(n) under the Exchange Act, the Company has selected the full set delivery option.  The information required in a “Notice of Internet Availability of Proxy Materials” for purposes of Rule 14a-16(n) is incorporated into the Proxy Statement and proxy card.

Securities and Exchange Commission
August 18, 2010

The Company will begin to send or deliver the definitive Proxy Materials, together with the Company’s 2010 Annual Report to Shareholders, on August 19, 2010.

In accordance with the instruction to Item 10 of Schedule 14A, a copy of the Worthington Industries, Inc. 2010 Stock Option Plan (the “2010 Plan”) is included as Appendix I to the Proxy Statement.  The 6,000,000 common shares without par value, of the Company to be made available under the 2010 Plan will be registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-8 as soon as practicable after the Annual Meeting if the 2010 Plan is approved by the Company’s shareholders.

The Company will begin to send or deliver the definitive Proxy Materials, together with the Company’s 2010 Annual Report to Shareholders, on August 19, 2010.

If you have any questions with respect to the definitive Proxy Materials, please call the undersigned at (614) 438-3001.

Very truly yours,

/s/ Dale T. Brinkman

Dale T. Brinkman
Vice President – Administration,
General Counsel and Secretary